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                                                          OMB APPROVAL
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                                                     OMB Number: 3235-0237
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FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
________________________________________________________________________________
1.       Name and Address of Reporting Person

Manger                            Roland
________________________________________________________________________________
(Last)                           (First)                       (Middle)

Herbert-v.-Karajan-Platz 1
________________________________________________________________________________
                                                     (Street)

 A-5020 Salzburg, Austria
________________________________________________________________________________
(City)       (State)            (Zip)
________________________________________________________________________________
2.       Issuer Name and Ticker or Trading Symbol

         Cybernet Internet Services International, Inc. (ZNET)
________________________________________________________________________________
3.        IRS or Social Security Number of Reporting Person (Voluntary)

________________________________________________________________________________
4.        Statement for Month/Year

                January 2001
________________________________________________________________________________
5.        If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6. Relationship of Reporting Person to Issuer (Check all applicable)

[ ] Director                           [ ] 10% Owner
[ ] Officer  (give title below)        [X] Other  (specify below)

This Form 4 is filed to report the termination of a possible group as of December 31, 2000(1).
________________________________________________________________________________
7.       Individual or Joint/Group Filing (Check Applicable Line)

[ ]      Form filed by the Reporting Person

[X]      Form filed by more than one Reporting Person

________________________________________________________________________________
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                  2.                Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                Transaction       (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                 Date              ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
                                  (mm/dd/yy)         Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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
If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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FORM 4 (CONTINUED)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and                     of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
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


Explanation of Responses:

(1) The reporting person, Mr. Roland Manger, was or may have been a member of a "group" with joint filer Mr. Thomas Schulz and certain others as a result of the pooling and trust agreement dated as of August 18, 1997 (the "Pooling Agreement"), regulating the transfer and disposition of shares, as described in the Issuer's Form S-1, filed September 18, 1998, as amended. Mr. Manger and Mr. Schulz each disclaim the existence of a group, disclaim beneficial ownership of any securities owned by the other, and disclaim beneficial ownership of any securities owned by any other person in the group. The provisions of the Pooling Agreement, upon which the possible existence of a group was based, expired December 31, 2000. This Form 4 is filed to report the termination or dissolution of the possible group as of December 31, 2000.




/s/ Roland Manger                                      February 9, 2001
-------------------------------                        ----------------
**Signature of Reporting Person                                Date



                                                                     Page 2 of 3
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                             JOINT FILER INFORMATION


Name:                      Mr. Thomas Schulz
Address:                   Josef-Thorak-Strasse 36
                           A-5026 Salzburg, Austria


Designated Filer:          Mr. Roland Manger

Issuer & Ticker Symbol:    Cybernet Internet Services International, Inc. (ZNET)

Statement for Month/Year:  January 2001


Signature:                 /S/ THOMAS SCHULZ               FEBRUARY 9, 2001
                           -----------------------------   ----------------
                           ** Signature of Joint Filer        Date